Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of CarGurus, Inc.’s (“CarGurus,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Fourth Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.  The terms of these securities also may be affected by Delaware law.

Authorized Capital Stock

We are authorized to issue a total of 610,000,000 shares of capital stock consisting of 500,000,000 shares of Class A common stock, par value $0.001 per share, 100,000,000 shares of Class B common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “CARG.”

Class A and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our Certificate of Incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we propose to amend our certificate of incorporation to increase or decrease the par value of the shares of a class of our stock; or

•

if we propose to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely.

We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation.

Economic Rights

Except as otherwise expressly provided in our Certificate of Incorporation or required by applicable law, shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Right to Receive Liquidation Distributions.    Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

No Preemptive or Similar Rights.    Holders of our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer of such share, which is defined to include entering into a voting agreement, whether or not for value, except for certain transfers described in our Certificate of Incorporation, including, without limitation, transfers to certain family members of the transferor stockholder. Finally, all shares of Class B common stock automatically convert into shares of Class A common stock, on a share for share basis, upon the date falling after the first to occur of (1) the death of Langley Steinert, our founder, Chief Executive Officer and Chairman, (2) Mr. Steinert’s voluntary termination of all employment with us and service on our board of directors, or (3) the sum of the number of shares of our capital stock held by Mr. Steinert, by any Family Member of Mr. Steinert, and by any Permitted Entity of Mr. Steinert (as such terms are defined in our Certificate of Incorporation), assuming the exercise and settlement in full of all outstanding options and convertible securities and calculated on an as-converted to Class A common stock basis, being less than 9,091,484. Shares of Class B common stock will not automatically convert into shares of Class A common stock upon the termination of Mr. Steinert’s status as an officer and director, unless such termination is either made voluntarily by Mr. Steinert or due to Mr. Steinert’s death. Once converted into Class A common stock, the converted shares of Class B common stock will not be reissued. In addition, if all shares of Class B common stock are converted into Class A common stock, then any outstanding options or convertible securities with the right to purchase or acquire shares of Class B common stock shall become a right to purchase or acquire shares of Class A common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, provided that, prior to the Threshold Date (as such term is defined in our Certificate of Incorporation and described below), such designation is subject to the approval of holders of at least a majority of the combined voting power of our outstanding capital stock. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. We have no present plan to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law and of our Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids, coercive of otherwise. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an interested stockholder, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws include a number of provisions, some of which will become effective only from and after the date, which we refer to as the “Threshold Date”, on which the votes applicable to the Class A common stock and Class B common stock controlled by Mr. Steinert represent less than a majority of the aggregate votes applicable to all shares of the outstanding Class A common stock and Class B common stock, which could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board Vacancies.  Our Certificate of Incorporation and Bylaws provide that, from and after the Threshold Date only our board of directors will be authorized to fill vacant directorships, including newly created seats, and that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions make it more difficult to change the composition of our board of directors but promote continuity of management.

•

Classified Board.  Our Certificate of Incorporation and Bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders.  Our Certificate of Incorporation and Bylaws provide that from and after the Threshold Date our stockholders may not take action by written consent, but may only take action at an annual or special meetings of our stockholders. As a result, from and after the Threshold Date a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Certificate of Incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors (if one has been appointed) or, prior to the Threshold Date, by the holders of a majority of the combined voting power of our outstanding capital stock, thus prohibiting from and after the Threshold Date a stockholder from calling a special meeting. These provisions might, from and after the Threshold Date, delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our Certificate of Incorporation provides that from and after the Threshold Date stockholders may remove directors only for cause.

•

Amendment of Certificate of Incorporation Provisions.  Any amendment of the above provisions in our Certificate of Incorporation from and after the Threshold Date will require approval by holders of at least 66 2/3% of the combined voting power of our then outstanding capital stock.

•

Issuance of Undesignated Preferred Stock.  Our board of directors has the authority to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors, provided that prior to the Threshold Date such designation is subject to the approval of holders of a majority of the combined voting power of our outstanding common stock. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Jurisdiction

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation and Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation and Bylaws; or (v) any action asserting a claim against us or any of our directors, officers, or other employees or agents governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Broadridge Corporate Issuer Solutions. The transfer agent and registrar’s address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.